VIA EMAIL

January 25, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Pamela A. Long

Re:     Foundation Building Materials, Inc.‘s Registration Statement on Form S-1

Filed January 13, 2017 (File No. 333-215557)

Dear Ms. Long:

Pursuant to discussions between Sherry Haywood and Mindy Hooker and our outside counsel, Foundation Building Materials, Inc. is hereby providing you with draft revisions to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) in respect of the proposed offering price range, disclosure regarding recent developments and changes addressing the Staffs comment letter dated January 19, 2017 (the “Comment Letter”). Specifically, (1) attached hereto as Appendix A are draft revisions in respect of the proposed offering price range, marked to show the changes made to the comparable disclosure in the Registration Statement filed on January 13, 2017 with the Securities and Exchange Commission, (2) attached hereto as Appendix B is our proposed recent developments disclosure to be included in the summary section of the prospectus and (3) attached hereto as Appendix C are the draft revisions and relevant exhibits addressing the comments in the Comment Letter.

If you have any questions or comments, we stand ready to respond as quickly as possible. If you wish to discuss, you can reach me at (657) 900-3157 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242. Thanks again for your assistance.

Sincerely,

Richard Tilley

General Counsel

Cc:     Jeff Chapman, Esq.

Peter Wardle, Esq. Douglass M. Rayburn, Esq. Samantha Crispin, Esq.

Foundation Building Materials, Inc.

2741 Walnut Avenue, Suite 200 I Tustin, CA 1 92780

T: 714.380.31 27    F: 714.734.3974

Appendix A

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY [30], 2017

14,000,000 Shares

FBM

Foundation Building Materials, Inc.

Common Stock

$ per share

This is the initial public offering of our common stock. We are offering 14,000,000 shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $16.00 and $20.00.

The selling stockholder has granted to the underwriters an option to purchase up to 2,100,000 additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

After the completion of this offering, Lone Star Fund IX (U.S.), L.P. and certain of its affiliates will continue to beneficially own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a "controlled company."

We have applied to list our common stock on the New York Stock Exchange under the symbol "FBM."

We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this filing and future filings. See "Prospectus Summary – Implications of Being an Emerging Growth Company."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 24 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholder (before expenses)	$	$

(1) See "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the shares against payment to purchasers on or about , 2017 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Deutsche Bank Securities **Barclays** **RBC Capital Markets**

Citigroup

Lead Manager

Baird

Co-Managers

Raymond James **Stephens Inc.** **SunTrust Robinson Humphrey** **William Blair**

Prospectus dated , 2017

THE OFFERING

Common stock offered by us    14,000,000 shares

Common stock offered by the

selling stockholder    2,100,000 shares if the underwriters exercise in full their option to purchase additional shares

Common stock to be outstanding

immediately after this

offering    45,451,379 shares

Use of proceeds    We estimate our proceeds from this offering will be

approximately $227.6 million, after deducting underwriting

discounts and commissions and estimated offering

expenses payable by us, based on the midpoint of the

estimated initial public offering price range set forth on the cover page of this prospectus. We intend to use net

proceeds from this offering to repay amounts outstanding

under the ABL Credit Facility and the remainder for

working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of

shares of common stock by the selling stockholder. See the

sections entitled “Use of Proceeds,” “Principal and Selling

Stockholders” and “Underwriting.”

Dividend policy    We have no present intention to pay cash dividends on our

common stock. Any determination to pay dividends to

holders of our common stock will be at the discretion of

our board of directors and will depend upon many factors,

including our financial condition, results of operations,

projections, liquidity, earnings, legal requirements,

restrictions in our debt agreements and other factors that

our board of directors deems relevant. See the section

entitled “Dividend Policy.”

Directed share program    At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common

stock offered by this prospectus for sale to our director,

director nominees, officers and certain of our employees

and other persons associated with us. The sales will be

made by RBC Capital Markets, LLC, an underwriter of this

offering, through a Directed Share Program. If these

persons purchase common stock it will reduce the number

of shares of common stock available for sale to the general

public. Any reserved shares of common stock that are not

so purchased will be offered by the underwriters to the

general public on the same terms as the other shares of

common stock offered by this prospectus.

Risk factors    You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on

page 24, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Conflicts of Interest    An affiliate of RBC Capital Markets, LLC is a lender under our senior secured asset based revolving credit facility

dated August 9, 2016, or the ABL Credit Facility. As

described in the section entitled “Use of Proceeds,” a

portion of the net proceeds from this offering will be used

to repay borrowings under the ABL Credit Facility. Because

more than 5% of the proceeds of this offering will be

received by an affiliate of RBC Capital Markets, LLC, a

lender under the ABL Credit Facility, this offering is being conducted in compliance with Rule 5121, as administered

by the Financial Industry Regulatory Authority, or FINRA.

Deutsche Bank Securities Inc. has agreed to act as the

qualified independent underwriter with respect to this

offering and has performed due diligence investigations

and participated in the preparation of this registration

statement. See the section entitled “Underwriting —

Conflicts of Interest.”

NYSE Symbol    “FBM”

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of January 30, 2017 and excludes shares reserved for issuance under our equity incentivesplan (under which no equity awards have been granted as of such date). We intend to grant equity awards representing an aggregate of approximately 426,640 shares of common stock to our executive officers and certain director nominees undersour equity incentive plan at the time of the pricing of this offering. Following the consummation of this offering, we intend to grant shares of common stock to our employees under our equity incentive plan with an aggregate value of approximately $2,000,000.

Unless otherwise indicated, this prospectus:

assumes the completion of the Reorganization;

gives effect to a 31,451.379 for one stock split, which will occur shortly before consummation of s sthis offering; assumes an initial public offering price of $18.00 per share, the midpoint of the estimated initial public offering price rangesset forth on the cover page of this prospectus; and

assumes no exercise of the underwriters’ option to purchase up to an additional 2,100,000 shares of our common stock.

LSF9 CYPRESS HOLDINGS, LLC
Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Information

(dollars in thousands)	Pro Forma Nine Months Ended September 30, 2016	Pro Forma Nine Months Ended September 30, 2015	Pro Forma Year Ended December 31, 2015	Successor Nine Months Ended September 30, 2016	Predecessor Nine Months Ended September 30, 2015	Successor October 9 to December 31, 2015	Predecessor January 1 to October 8, 2015
Statements of Operations Data:							
Net sales	$ 1,417,357	$ 1,326,827	$ 1,761,093	$ 930,315	$608,964	$192,539	$628,066
Cost of goods sold (exclusive of depreciation and amortization)	1,022,836	965,352	1,281,866	665,767	440,539	143,333	452,909
Gross profit	**394,521**	**361,475**	**479,227**	**264,548**	**168,425**	**49,206**	**175,157**
Operating expenses:							
Selling, general and administrative expenses	315,531	279,330	376,133	206,280	126,102	44,196	131,524
Depreciation and amortization	48,898	43,208	57,554	33,605	15,125	7,170	15,615
Acquisition related expenses	—	—	—	12,478	12,542	3,464	39,691
Total operating expenses	364,429	322,538	433,687	252,363	153,769	54,830	186,830
Income (loss) from operations	**30,092**	**38,937**	**45,540**	**12,185**	**14,656**	**(5,624)**	**(11,673)**
Interest expense	(44,181)	(43,496)	(58,086)	(37,202)	(15,717)	(7,044)	(19,090)
Other income (expense), net	5,235	(6,150)	(6,547)	93	14	9	14
Loss before income taxes	**(8,854)**	**(10,709)**	**(19,093)**	**(24,924)**	**(1,047)**	**(12,659)**	**(30,749)**
Income tax expense (benefit)	515	(3,026)	(5,846)	(5,358)	(1,325)	(4,733)	(1,294)
Net income (loss)	**$ (9,369)**	**$ (7,683)**	**$ (13,247)**	**$ (19,566)**	**$ 278**	**$ (7,926)**	**$ (29,455)**
Pro forma basic and diluted net loss per share							
Basic	$ (0.21)	$ (0.17)	$ (0.29)	$ (0.43)			
Diluted	$ (0.21)	$ (0.17)	$ (0.29)	$ (0.43)			
Weighted average number of shares used in calculating net income (loss) per share							
Basic	45,451,379	45,451,379	45,451,379	45,451,379			
Diluted	45,451,379	45,451,379	45,451,379	45,451,379			
Non-GAAP Measures:							
Adjusted EBITDA[1]	$ 88,251	$ 83,987	$ 112,424	$ 55,051	$ 31,623	$ 8,969	$ 5,849
Adjusted EBITDA as a percentage of net sales	6.2%	6.3%	6.4%	5.9%	5.2%	4.7%	0.9%
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ 60,824			$ 23,393		$ 10,662	
Total assets	1,311,754			1,274,323		763,387	
Long-term obligations[2]	535,123			725,123		300,315	
Total equity	390,818			338,198		290,751	

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Selected Operating Data:		
Branches (as of period end)	219	86
Employees (as of period end)	3,401	1,491

(1) Adjusted EBITDA is a non-GAAP measure. See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information" for a discussion of how we define and calculate this measure and why we believe this is important.

22

The following is a reconciliation of Adjusted EBITDA to Net income (loss):

(in thousands)	Pro Forma Nine Months Ended September 30, 2016	Pro Forma Nine Months Ended September 30, 2015	Pro Forma Year Ended December 31, 2015	Successor Nine Months Ended September 30, 2016	Predecessor Nine Months Ended September 30, 2015	Successor October 9 to December 31, 2015	Predecessor January 1 to October 8, 2015
Net income (loss)	$ (9,369)	$ (7,683)	$ (13,247)	$ (19,566)	$ 278	$ (7,926)	$(29,455)
Interest expense, net	44,163	43,405	58,063	37,184	15,703	7,035	19,076
Income tax expense (benefit)	515	(3,026)	(5,846)	(5,358)	(1,325)	(4,733)	(1,294)
Depreciation and amortization .	48,898	43,208	57,554	33,605	15,125	7,170	15,615
EBITDA	**$84,207**	**$75,904**	**$ 96,524**	**$45,865**	**$29,781**	**$1,546**	**$ 3,942**
Non-cash, purchase accounting effects(a)	6,372	1,606	9,059	6,372	1,606	7,453	1,606
(Gain) loss on disposal of property and equipment(b)	243	216	251	243	216	(30)	281
Management fees(c)	2,719	20	20	2,719	20	—	20
Unrealized non-cash loss (gain) on derivative financial instruments(d)	(5,290)	6,241	6,570	(148)	—	—	—
Adjusted EBITDA	**$88,251**	**$83,987**	**$112,424**	**$55,051**	**$31,623**	**$8,969**	**$ 5,849**

(a) Adjusts for the effect of the purchase accounting step-up in the value of inventory to fair value recognized in cost of goods sold as a result of recent acquisitions. For the nine months ended September 30, 2016, this adjustment relates primarily to the acquisitions of Winroc-SPI, GSCIL and Ken API. For the nine months ended September 30, 2015, this adjustment primarily relates to the acquisition of Great Western. For the Successor period ended December 31, 2015, the adjustment primarily relates to the Lone Star Acquisition. For the Predecessor period ended October 8, 2015, the adjustment primarily relates to the acquisition of Great Western.

(b) Represents non-cash (gains) losses on the sale of property and equipment.

(c) Represents fees paid to the Sponsor and former private equity sponsors for services provided to us pursuant to past and present management agreements. These fees will no longer be incurred subsequent to the initial public offering.

(d) Represents non-cash expense related to unrealized gains or losses on Winroc-SPI derivative financial instruments.

(2) Long-term obligations includes the Long-term portion of notes payable, net and inclusive of long-term capital lease obligations. For September 30, 2016, long-term obligations also includes the ABL Credit Facility of $190.0 million.

23

USE OF PROCEEDS

We estimate that our proceeds from this offering will be approximately $227.6 million, after deducting underwriting discounts and commissions and estimated offering expenses s payable by us, based on an assumed offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the s cover of this prospectus. We intend to use the net proceeds from this offering as follows:

to repay amounts outstanding under the ABL Credit Facility; and

the remainder for working capital and other general corporate purposes.

The terms of the ABL Credit Facility, including the interest rate and maturity thereof, are described in detail in the section entitled “Description of Certain Indebtedness—ABL Credit Facility.”

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Each $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the s cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $13.1 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, s remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The selling stockholder will receive approximately $ 37.8 million in gross proceeds from this offering if the underwriters exercise in full their option to s purchase additional s shares, based on an assumed offering price of $18.00 per share, the midpoint of the estimated initial public s offering price range set forth on s the cover of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder.

An affiliate of RBC Capital Markets, LLC is a lender under the ABL Credit Facility. A portion of the net proceeds from this offering will be used to repay borrowings under the ABL Credit Facility. As a result, more than 5% of the net proceeds from this offering will be paid to an affiliate of RBC Capital Markets, LLC. Therefore, this offering is being made in compliance s with FINRA Rule 5121. As a result of this conflict of interest, Deutsche Bank Securities Inc. has agreed to act as the qualified independent underwriter with respect to this offering. See the section entitled “Underwriting—Conflicts of Interest.”

LSF9 CYPRESS HOLDINGS, LLC

CAPITALIZATION

As of

September 30, 2016

Pro Forma

Total

Actual(as adjusted)

(in thousands)

Cash and cash equivalents    $23,393$60,824

Debt:

Senior Secured Notes due 2021     523,403$523,403

ABL Credit Facility(1)     190,000—

Capital lease obligations     14,19514,195

Total debt:     727,598537,598

Stockholders’ equity:

Undesignated preferred stock, par value $0.001 per share: no shares authorized, issued or outstanding, actual;

10,000,000 shares authorized, no shares issued and outstanding

pro forma     ——

Common stock, par value $0.001 per share; no shares authorized,

issued or outstanding, actual; 190,000,000 shares authorized,

45,451,379 shares issued and outstanding pro forma     —45

Members’ equity     364,815—

Additional paid in capital     —417,390

Accumulated deficit     (27,492)(27,492)

Accumulated other comprehensive income     875875

Total stockholders’ equity:     338,198390,818

Total capitalization:    $1,065,796$928,416

(1) Balance at December 31, 2016 was $208.5 million.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our condensed combined balance sheet as of September 30, 2016. Net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock outstanding. Our net tangible book value as of September 30, 2016 was $(272.8) million, or $(8.67) per share of common stock.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering, based on an assumed offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us and the application of such proceeds as described in the section entitled "Use of Proceeds," our net tangible book value, pro forma, as of September 30, 2016 would have been $(45.1) million, or $(0.99) per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $7.68 per share and an immediate dilution to new investors in this offering of $18.99 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$18.00
Net tangible book value per share of common stock as of September 30, 2016	$(8.67)	
Pro forma increase in net tangible book value per share attributable to new investors	$ 7.68	
Pro forma net tangible book value per share after the offering		$ (0.99)
Dilution per share to new investors		$18.99

The following table shows on a pro forma basis at September 30, 2016, after giving effect to the stock split and the Reorganization which will occur prior to the consummation of this offering, the total cash consideration paid to us and the average price per share paid by Lone Star and by new investors in this offering before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(in millions, except share and per share data)	Shares purchased		Total consideration		Average price per share
	Number	%	$	%	
LSF9 Cypress Parent 2 LLC	31,451,379	69.2%	$338.2	57.3%	$10.75
New investors	14,000,000	30.8%	252.0	42.7%	$18.00
Total	45,451,379	100%	$590.2	100%	$12.99

The information in the preceding table is based on an assumed offering price of $18.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by $13.1 million and increase or decrease the dilution per share of common stock to new investors in this offering by $0.71 per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, Lone Star would beneficially own approximately 64.6% and our new investors would own approximately

59

35.4% of the total number of shares of our common stock outstanding immediately after this soffering s (or 69.2% and 30.8%, respectively, if the underwriters do not exercise in full their option to purchasesadditionalsshares), based on shares outstanding after this offering.

An aggregate of additional shares of our common stock will initially be available for future awards under s the equity incentive plan that we intend to implement in connection with this offering and are not included in the above discussion and table. To the extent that we grant awards in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution. See the section entitled “Shares Eligible for Future Sale.”

LSF9 CYPRESS HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2016
(in thousands)

	Historical LSF9 Cypress Holdings, LLC and Subsidiaries	Offering Adjustments[11]	Pro Forma Total (as adjusted)
ASSETS			
Current assets:			
Cash	$ 23,393	$ 37,431	$ 60,824
Accounts receivable, net of allowance for doubtful accounts	287,567	—	287,567
Other receivables	35,686	—	35,686
Related party receivables	—	—	—
Inventories	153,855	—	153,855
Prepaids and other current assets	9,959	—	9,959
Total current assets	510,460	37,431	547,891
Property and equipment, net	145,007	—	145,007
Intangible assets	214,430	—	214,430
Goodwill	396,532	—	396,532
Other assets	7,894	—	7,894
Total assets	**$1,274,323**	**$ 37,431**	**$1,311,754**
LIABILITIES AND MEMBER'S EQUITY			
Current liabilities:			
Accounts payable	$ 132,087	$ —	$ 132,087
Accrued payroll and employee benefits	25,699	—	25,699
Accrued taxes	9,844	—	9,844
Other current liabilities	28,741	(189)	28,552
Total current liabilities	196,371	—	196,182
Asset-based credit facility	190,000	(190,000)	—
Long-term portion of notes payable, net	523,403	—	523,403
Tax receivable agreement liability	—	175,000	175,000
Deferred income taxes, net	8,413	—	8,413
Other liabilities	17,938	—	17,938
Total liabilities	936,125	(15,189)	920,936
Commitments and contingencies			
Undesignated preferred stock, par value $0.001 per share: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding pro forma	—	—	—
Common stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 190,000,000 shares authorized, 45,451,379 shares issued and outstanding pro forma	—	45	45
Member's equity	364,815	(364,815)	—
Additional paid in capital	—	417,390	417,390
Accumulated other comprehensive income	875	—	875
Accumulated deficit	(27,492)	—	(27,492)
Total liabilities and member's equity	**$1,274,323**	**$ 37,431**	**$1,311,754**

See accompanying notes to the unaudited pro forma condensed combined financial information.

66

LSF9 CYPRESS HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (in thousands)

	Historical LSF9 Cypress Holdings, LLC and Subsidiaries	Winroc-SPI	Ken API	Acquisition Related Adjustments	Pro Forma Related to Acquisitions	Offering Adjustments[11]	Pro Forma Total (as adjusted)
Net sales	$930,315	$463,398	$23,644	$ —	$1,417,357	$ —	$ 1,417,357
Cost of goods sold (exclusive of depreciation and amortization)	665,767	345,567	16,413	(4,911)[1][2]	1,022,836	—	1,022,836
Gross profit	**264,548**	**117,831**	**7,231**	**4,911**	**394,521**	**—**	**394,521**
Operating expenses:							
Selling, general and administrative expenses	206,280	104,459	5,123	(331)[2][3][4][5]	315,531	—	315,531
Depreciation and amortization	33,605	—	517	14,776[2][6][7][8]	48,898	—	48,898
Acquisition related expenses	12,478	—	—	(12,478)[4]	—	—	—
Total operating expenses	252,363	104,459	5,640	1,967	364,429	—	364,429
Income from operations	**12,185**	**13,372**	**1,591**	**2,944**	**30,092**	**—**	**30,092**
Interest expense	(37,202)	(8,259)	(100)	(1,114)[3][9]	(46,675)	2,494	(44,181)
Other income (expense), net	93	5,142	—	—	5,235	—	5,235
Income (loss) before income taxes	**(24,924)**	**10,255**	**1,491**	**1,830**	**(11,348)**	**2,494**	**(8,854)**
Income tax (benefit) expense	(5,358)	3,837	—	1,163[10]	(358)	873	515
Net income (loss)	**$ (19,566)**	**$ 6,418**	**$ 1,491**	**$ 667**	**$ (10,990)**	**1,621**	**$ (9,369)**
Pro forma net loss per share[12]							
Basic							$ (0.21)
Diluted							$ (0.21)
Pro forma weighted average shares outstanding[12]							
Basic							45,451,379
Diluted							45,451,379

See accompanying notes to the unaudited pro forma condensed combined financial information.

67

LSF9 CYPRESS HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
(in thousands)

	Historical LSF9 Cypress Holdings, LLC and Subsidiaries	Winroc-SPI	Ken API	GSCIL	Great Western	Acquisition Related Adjustments	Pro Forma Related to Acquisitions	Offering Adjustments[11]	Pro Forma Total (as adjusted)
Net sales	$608,964	$562,841	$41,136	$81,412	$32,474	$ —	$1,326,827	$ —	$ 1,326,827
Cost of goods sold (exclusive of depreciation and amortization)	440,539	422,565	29,412	56,515	24,078	(7,757)[1][2]	965,352	—	965,352
Gross profit	**168,425**	**140,276**	**11,724**	**24,897**	**8,396**	**7,757**	**361,475**	**—**	**361,475**
Operating expenses:									
Selling, general and administrative expenses	126,102	119,557	8,729	18,595	13,645	(7,298)[2][3][4][5]	279,330	—	279,330
Depreciation and amortization	15,125	—	900	1,182	233	25,768[2][6][7][8]	43,208	—	43,208
Acquisition related expenses	12,542	—	—	—	—	(12,542)[4]	—	—	—
Total operating expenses	153,769	119,557	9,629	19,777	13,878	5,928	322,538	—	322,538
Income (loss) from operations	**14,656**	**20,719**	**2,095**	**5,120**	**(5,482)**	**1,829**	**38,937**	**—**	**38,937**
Interest expense	(15,717)	(10,121)	(279)	(163)	(120)	(19,590)[3][9]	(45,990)	2,494	(43,496)
Other income (expense), net	14	(6,241)	—	77	—	—	(6,150)	—	(6,150)
Income (loss) before income taxes	**(1,047)**	**4,357**	**1,816**	**5,034**	**(5,602)**	**(17,761)**	**(13,203)**	**2,494**	**(10,709)**
Income tax (benefit) expense	(1,325)	2,246	—	—	—	(4,820)[10]	(3,899)	873	(3,026)
Net income (loss)	**$ 278**	**$ 2,111**	**$ 1,816**	**$ 5,034**	**$ (5,602)**	**$(12,941)**	**$ (9,304)**	**$1,621**	**$ (7,683)**
Pro forma net loss per share[12]									
Basic									$ (0.17)
Diluted									$ (0.17)
Pro forma weighted average shares outstanding[12]									
Basic									45,451,379
Diluted									45,451,379

See accompanying notes to the unaudited pro forma condensed combined financial information.

68

LSF9 CYPRESS HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015 (in thousands)

	Historical LSF9 Cypress Holdings, LLC and Subsidiaries	Winroc-SPI	Ken API	GSCIL	Great Western	Acquisition Related Adjustments	Pro Forma Related to Acquisitions	Offering Adjustments[11]	Pro Forma Total (as adjusted)
Net sales	$820,605	$745,309	$54,990	$107,715	$32,474	$ —	$1,761,093	$ —	$ 1,761,093
Cost of goods sold (exclusive of depreciation and amortization)	596,242	560,283	38,661	72,741	24,078	(10,139)[1][2]	1,281,866	—	1,281,866
Gross profit	**224,363**	**185,026**	**16,329**	**34,974**	**8,396**	**10,139**	**479,227**	**—**	**479,227**
Operating expenses:									
Selling, general and administrative expenses	175,720	157,535	11,520	26,689	13,645	(8,976)[2][3][4][5]	376,133	—	376,133
Depreciation and amortization	22,785	—	1,159	1,551	233	31,826[2][6][7][8]	57,554	—	57,554
Acquisition related expenses	43,155	—	—	—	—	(43,155)[4]	—	—	—
Total operating expenses	241,660	157,535	12,679	28,240	13,878	(20,305)	433,687	—	433,687
Income (loss) from operations	**(17,297)**	**27,491**	**3,650**	**6,734**	**(5,482)**	**30,444**	**45,540**	**—**	**45,540**
Interest expense	(26,134)	(13,515)	(368)	(183)	(120)	(21,091)[3][9]	(61,411)	3,325	(58,086)
Other income (expense)—net	23	(6,570)	—	—	—	—	(6,547)	—	(6,547)
Income (loss) before income taxes	**(43,408)**	**7,406**	**3,282**	**6,551**	**(5,602)**	**9,353**	**(22,418)**	**3,325**	**(19,093)**
Income tax expense (benefit)	(6,027)	3,251	—	—	—	(4,234)[10]	(7,010)	1,164	(5,846)
Net income (loss)	**$ (37,381)**	**$ 4,155**	**$ 3,282**	**$ 6,551**	**$ (5,602)**	**$13,587**	**$ (15,408)**	**$2,161**	**$ (13,247)**
Pro forma net loss per share[12]									
Basic									$ (0.29)
Diluted									$ (0.29)
Pro forma weighted average shares outstanding[12]									
Basic									45,451,379
Diluted									45,451,379

See accompanying notes to the unaudited pro forma condensed combined financial information.

69

The following table summarizes the adjustments in the unaudited pro forma condensed combined statements of operations to reflect the adjustments to interest expense on third party debt:

Nine months    Nine months

endedendedYear ended

September 30,    September 30,December 31,

201620152015

Senior Secured Notes due 2021    $35,578$35,578$47,438

ABL Credit Facility     3,0563,0564,075

Cash interest expense     38,63438,63451,513

Interest expense on existing

indebtedness     (45,023)(25,846)(39,562)

Amortization of debt discounts and debt

issuance costs     7,6416,9769,372

Net pro forma adjustment    $1,252$19,764$21,323

Fees and expenses attributable to the Notes are amortized on an effective yield basis over the life of the related debt. Fees and expenses attributable to the ABL Credit Facility are amortized on a straight-line basis over the term of the facility. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with the floating rate borrowings would result in an additional annual interest expense of approximately $0.2 million (in the case of an increase to the rate) or an annual reduction of interest expense of approximately $0.2 million (in the case of a decrease in the rate).

(10) The U.S. federal statutory tax rate of 35% has been used to reflect the additional estimated income tax expense related to acquired entities that were previously pass through tax entities, including Ken API, GSCIL and Great Western, as well as the impact of pro forma adjustments. This rate does not reflect the Company’s effective tax rate, which includes other tax adjustments, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the Company.

(11) Upon completion of this offering, we will issue and sell shares of common stock and sreceive net proceeds, after deducting estimated offering expenses payable by us and underwriting discounts and commissions of approximately $227.6 million, assuming an initial offering price of $18.00 per share (the midpoint of the estimated s initial public offering price range set forth onsthe cover page of this prospectus) in connection therewith and the use of proceeds as described in greater detail in the section entitled “Use of Proceeds.”

We intend to use $190.0 million of the net proceeds received by us from this offering to repay amounts outstanding under the ABL Credit Facility. This results in an increase to Cash of $37.4 million, a decrease in long-term indebtedness of $190.0 million and an increase of $45,451 and $227.6 million to Common stock and Additional paid in capital, respectively, in the unaudited pro forma condensed combined balance sheet. We intend to use the remaining net proceeds for working capital and for general corporate purposes. For more detail, see the section entitled "Use of Proceeds." The repayment would result in the following pro forma adjustments to eliminate interest expense and the related income tax benefit in the unaudited pro forma condensed combined statement of operations.

(in thousands)	Nine months ended September 30, 2016	Nine months ended September 30, 2016	Year ended December 31, 2015
(Increase) decrease			
Interest expense	$2,494	$2,494	$3,325
Income tax (benefit) expense	873	873	1,164

As described in greater detail in the section entitled "Certain Relationships and Related-Party Transactions—Tax Receivable Agreement," in connection with this offering, we will enter into a tax receivable agreement with Lone Star that will provide for the payment by us to Lone Star of 90% of the amount of Covered Tax Benefits. The anticipated payments under the tax receivable agreement that are related to the Covered Tax Benefits have been reflected in the pro forma adjustments.

For purposes of the tax receivable agreement, the aggregate reduction in income tax payable by us will be computed by comparing our assumed income tax liability with our hypothetical liability had we not been able to utilize the Covered Tax Benefits. The agreement will become effective upon completion of this offering and will remain in effect until all such Covered Tax Benefits remain.

Adjustment also reflects the impact of the tax receivable agreement, as described in the section entitled "Certain Relationships and Related-Party Transactions—Tax Receivable Agreement," which results in an increase of $175 million in liability to Lone Star and a decrease of $175 million Additional paid in capital to reflect the distribution to Lone Star. Based upon our preliminary estimates, we estimate that the liability will be between $160 million and $190 million. We have assumed a liability of $175 million for the pro forma adjustment as of the offering date, which is subject to change.

(12) The pro forma earnings per share data for the nine months ended September 30, 2016 and September 30, 2015 and year ended December 31, 2015 is based on our historical combined statement of operations after giving effect to the following as if they occurred at the beginning of the period: (1) a 31,451.379 to 1 stock split which will occur shortly before consummation of this offering; (2) the Reorganization in which all entities will be consolidated under a new parent entity (Foundation Building Materials, Inc.); and (3) the issuance and sale of the shares of common stock to be issued in the offering.

74

LSF9 CYPRESS HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

10. UNAUDITED PRO FORMA NET INCOME (LOSS) PER SHARE

The pro forma earnings per share data for the nine months ended September 30, 2016 is based on our historical combined statement of operations after giving effect to the following as if they occurred at the beginning of the period: (1) a 31,451.379 to 1 stock split will occur shortly before the consummation of this offering; (2) a reorganization consolidating all entities under a new parent entity (Foundation Building Materials, Inc.); and (3) the issuance and sale of the shares of common stock to be issued in the offering.

	Nine Months Ended September 30, 2016
Net (loss) income attributable to common share holders	$ (19,566)
Historical outstanding common shares of the combined entity	—
Effect of reorganization, issuance of shares and stock split	45,451,379
Pro forma basic weighted average outstanding common shares	45,451,379
Pro forma diluted weighted average outstanding common shares	45,451,379
Pro forma Earnings per share	
Basic	(0.43)
Diluted	(0.43)

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income ("AOCI") consists of cumulative unrealized foreign currency translation adjustments and unrealized gains on certain derivative instruments.

The components of AOCI, net of tax, for the nine-month period ended September 30, 2016 were as follows ($ in thousands):

	Cumulative unrealized foreign currency translation gains	Unrealized gains on derivatives	Total
Balance at December 31, 2015	$ —	$ —	$ —
Other comprehensive income	153	722	875
Balance at September 30, 2016	$153	$722	$875

12. FAIR VALUE MEASUREMENT

The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, derivative instruments, accounts payable, long-term debt and accrued liabilities. The carrying value of the Company's trade receivables, trade payables, the asset based revolver and accrued liabilities approximates fair value due to their short-term maturity. The Company may adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired.

F-61

Appendix B

coordinated, which gives us operational efficiencies through the sharing of best practices and information across a common platform. We believe our information technology infrastructure allows for effective, data-driven management and is built to empower local decision-making and enhance visibility across our branch network.

We incentivize our branch managers and customer-facing branch level employees on a quarterly basis based on branch level operating income rather than doing so annually based on sales, which we believe leads to improved branch level performance.

Continue to be a leading industry consolidator. Since 2013, our management team has identified and closed 19 acquisitions. We have successfully integrated 16 of these acquisitions, and are currently working to complete the integration of Winroc-SPI, United Drywall and Dominion Interior Supply. We believe our national footprint, market leadership, entrepreneurial culture and ability to retain key leadership makes us an attractive buyer. We generally pursue selective acquisitions that both expand our footprint and generate synergies. We have a dedicated team of professionals to manage the acquisition and integration process. Due to the large and highly fragmented nature of our market and our reputation throughout the industry, we believe that we have access to a robust acquisition pipeline at attractive valuations that will continue to supplement our organic growth. We will consider expansion into complementary specialty distribution markets through selective acquisitions.

Focus on culture and continuous improvement. We believe that our employees are one of the key drivers of our success, and we intend to continue to recruit, train, promote and retain entrepreneurial and successful people. We believe that we have created a culture where our people feel valued and supported and see that their efforts are instrumental to our continued success. We are focused on providing our employees with regular training and development to improve customer service, workplace safety and job satisfaction. For example, in January 2016 we launched “FBM University” to provide our employees with extensive training and development programs, utilizing new learning management systems and in-person training programs, which we view as essential for new hires and the development of existing employees. We also invest substantially in leadership training and team building through our annual “Key Leaders Summit” meeting. By improving our employees’ knowledge base and sharing best practices, we are able to empower our people at the branch level to better serve local customers.

Our commitment to safety is one of our core foundation values. This effort begins immediately with new employees through a comprehensive onboarding orientation that focuses on safety awareness, risk identification and other essential safety protocols. Training is delivered through a variety of media, including online modules and classroom settings, so that managers can employ the method that bests fits the employee’s needs.

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Three Months and Fiscal Year Ended December 31, 2016

The information set forth below represents our preliminary estimated unaudited financial results for the periods presented and is subject to revision based upon the completion of our year-end financial closing process as well as the related external audit of our results of operations for the fiscal year ended December 31, 2016. We have provided ranges, rather than specific amounts, for the financial results, primarily because our financial closing procedures and the external audit for the year ended December 31, 2016 are not yet complete.

11

For the three months ended December 31, 2016, we expect to report net sales of between $450.0 million and $470.0 million, gross profit of between $122.5 million and $137.5 million, net loss of between $(16.6) million and $(4.3) million and Adjusted EBITDA of between $19.8 million and $29.4 million. For the year ended December 31, 2016, we expect to report net sales of between $1,380.3 million and $1,400.3 million, gross profit of between $387.0 million and $402.0 million, net loss of between $(36.2) million and $(23.9) million and Adjusted EBITDA of between $74.9 million and $84.5 million.

In our specialty building products segment, we estimate that we will generate, for the three months ended December 31, 2016, net sales of between $395.0 million and $405.0 million and gross profit of between $110.0 million and $120.0 million and, for the year ended December 31, 2016, net sales of between $1,288.0 million and $1,298.0 million and gross profit of between $366.7 million and $376.7 million.

In our mechanical insulation segment, we estimate that we will generate, for the three months ended December 31, 2016, net sales of between $55.0 million and $65.0 million and gross profit of between $12.5 million and $17.5 million and, for the year ended December 31, 2016, net sales of between $92.3 million and $102.3 million and gross profit of between

$20.3 million and $25.3 million.

Sales for the three and twelve months ended December 31, 2016 were driven primarily by higher volumes in our specialty building products segment as a result of overall market growth in commercial and residential construction markets, offset by decreased demand in our mechanical insulation segment as a result of lower demand from industrial customers. Net income and Adjusted EBITDA for the three and twelve months ended December 31, 2016 were negatively impacted by the timing of recognition of vendor rebates, mechanical insulation product mix, higher warehousing and delivery costs, payroll costs associated with supporting our operations, costs associated with becoming a public company and interest expense due to higher debt levels as a result of our acquisitions.

Results for the three months ended December 31, 2016 include $2.2 million of acquisition-related expenses and $2.6 million of public company readiness costs. As we continue to integrate recently acquired entities into our operations, we expect to realize synergies through costs savings relating to the planned closure of the Winroc-SPI headquarters, continued strategic consolidation of branches and completion of the Winroc system implementation project. We estimate that these efforts would have resulted in expected cost savings of approximately $2.8 million for the three months ended December 31, 2016.

At December 31, 2016, we expect to report a cash and cash equivalents balance of between

$25.7 million and $31.5 million and total net debt, which consists of the ABL Credit Facility, Notes and capital leases, of between $743.5 million and $755.5 million.

Adjusted EBITDA is a non-GAAP measure. Set forth below is a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, for the ranges and periods presented. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information” for a discussion of how we define and calculate Adjusted EBITDA and a discussion of why we believe this measure is important.

12

The following is a reconciliation of our estimated net loss to our Adjusted EBITDA for the three months ended December 31, 2016 and year ended December 31, 2016 (in millions).

	Three Months Ended December 31, 2016		Year Ended December 31, 2016	
	Low	High	Low	High
	(estimated)		(estimated)	
Net loss	$(16.6)	$ (4.3)	$(36.2)	$(23.9)
Interest expense, net	15.4	15.2	52.6	52.4
Income tax benefit	(9.0)	(7.0)	(14.3)	(12.3)
Depreciation and amortization expense	19.0	17.5	52.6	51.1
EBITDA	8.8	21.4	54.7	67.3
Non-cash purchase accounting effects[(a)]	0.2	0.0	6.6	6.4
Loss on disposal of property and equipment[(b)]	2.0	1.2	2.2	1.4
Management fees[(c)]	0.8	0.8	3.5	3.5
Unrealized non-cash loss on derivative financial instruments[(d)]	8.0	6.0	7.9	5.9
Adjusted EBITDA	$ 19.8	$29.4	$ 74.9	$ 84.5

(a) Adjusts for the effect of the purchase accounting step-up in the value of inventory to fair value recognized in cost of goods sold as a result of a recent acquisition.
(b) Represents non-cash losses on the sale of property and equipment.
(c) Represents fees paid to the Sponsor and former private equity sponsors for services provided to us pursuant to past and present management agreements. These fees will no longer be incurred subsequent to the initial public offering.
(d) Represents non-cash expense related to unrealized losses on derivative financial instruments.

The estimated preliminary financial information set forth above has been prepared by, and is the responsibility of, our management. Deloitte & Touche LLP has not audited, reviewed or performed any procedures with respect to such preliminary financial information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. These estimates are not a comprehensive statement of our financial results as of and for the three months and the fiscal year ended December 31, 2016, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months and the fiscal year ended December 31, 2016 are not necessarily indicative of the results to be achieved in any future period.

The estimated preliminary financial information and cost savings estimates described above and in "—Recent Acquisitions" below constitute forward-looking statements. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain. While we believe that such information and estimates are based on reasonable assumptions and management's reasonable judgment, our actual results may vary, and such variations may be material. Factors that could cause the actual results to differ include the discovery of new information that affects accounting estimates, management judgment, or impacts valuation methodologies underlying these estimated results; the completion of our audit for the fiscal year ended December 31, 2016; our inability to realize cost savings on the timeline or in the amount we currently anticipate; and a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information. Accordingly, you should not

13

place undue reliance on this estimated preliminary data. Our actual consolidated financial statements and related notes as of and for the year ended December 31, 2016 are not expected to be filed with the SEC until after this offering is completed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Forward-Looking Statements” below.

Recent Acquisitions

On November 30, 2016, we acquired United Drywall for a purchase price of $29.0 million subject to normal working capital adjustments. United Drywall is a supplier of building materials to commercial and residential developers in the Atlanta, Georgia metropolitan area.

The table below summarizes unaudited total net sales, net loss and EBITDA of United Drywall for the portion of the three months ended December 31, 2016 occurring prior to the acquisition:

Pre-Acquisition

Results

Three Months

Ended

December 31,

2016

(In Thousands)

Unaudited

Net sales    $7,435

Net loss    $(636)

Interest, net     10

Depreciation and amortization     66

EBITDA    $(560)

We expect to realize synergies in connection with the United Drywall acquisition through cost savings related to the elimination of redundant overhead costs and the application of volume discounts under our supplier programs. We estimate that these efforts would have resulted in cost savings of $1.4 million for the portion of the three months ended December 31, 2016 occurring prior to the acquisition.

The pre-acquisition unaudited financial data above has been prepared by management in place at United Drywall prior to its acquisition. The information presented does not include the effect of the purchase price allocation and as such is not reflective of the post-acquisition results to be recorded by us. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed or performed any procedures with respect to the unaudited financial data for United Drywall. Pre-acquisition results are derived from unaudited historical financial information provided to us in connection with our due diligence review and has not been independently audited or reviewed. Any audit or review of this financial data may require adjustments to be made, and such adjustments could be material. We cannot assure you that the financial data presented above would not be materially different if independently audited or reviewed. See “Risk Factors—Risks Relating to Our Business and Industry.”

On January 1, 2017, we acquired Dominion Interior Supply Corporation and Dominion Interior Supply of Roanoke LLC for a purchase price of $13.1 million subject to normal working capital adjustments. Dominion Interior Supply is a supplier of building materials to commercial and residential developers in the Virginia and North Carolina areas.

14

Appendix C

CONSTRUCTION PRODUCTS DISTRIBUTION
NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

20. Geographic Information

	Canada	United States	Total Combined
Revenues for the year ended December 31, 2015	**229.2**	**516.1**	**745.3**
Property, plant and equipment as at December 31, 2015	**8.5**	**25.5**	**34.0**
Intangible assets as at December 31, 2015	**—**	**0.3**	**0.3**
Total assets as at December 31, 2015	**173.6**	**146.5**	**320.1**
Revenues for the year ended December 31, 2014	263.8	498.1	761.9
Property, plant and equipment as at December 31, 2014	7.1	15.5	22.6
Intangible assets as at December 31, 2014	—	0.3	0.3
Total assets as at December 31, 2014	202.9	134.9	337.8
Revenues for the year ended December 31, 2013	306.8	470.1	776.9
Property, plant and equipment as at December 31, 2013	9.3	10.7	20.0
Intangible assets as at December 31, 2013	—	0.3	0.3
Total assets as at December 31, 2013(1)	214.8	125.0	339.8

(1) Restated. See Note 2 to the Combined Financial Statements.

21. Subsequent Events

Superior Plus Corp (SPC) entered into a non-binding Letter of Intent (LOI) dated May 13, 2016 with Lone Star Americas Acquisitions (LSAA), LLC which outlines the general terms and conditions pursuant to which LSAA will acquire the assets (Assets) of Superior Plus Construction Products Division. Under the terms of the LOI the deal is contingent on LSAA obtaining the financing required to purchase Assets from SPC, should financing not be available LSAA will pay SPC a break fee equal to 10% of the purchase price.

F-101

AWARENESS LETTER FROM INDEPENDENT ACCOUNTANTS

Foundation Building Materials, Inc.

Tustin, California

With respect to the subject Registration Statement of Foundation Building Materials, Inc. on Form S-1, we acknowledge our awareness of the use therein of our report dated June 29, 2016 related to our review of interim financial information of Ken Builders Supply, Inc.; because we did not perform an audit, we expressed no opinion on that information.

Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such report is not considered part of a registration statement prepared or certified by an accountant, or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Fort Wright, Kentucky

January 27, 2017

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the registration statement of Foundation Building Materials, Inc. on Form S-1, as it may be amended, of our Independent Auditor’s Report dated June 29, 2016 relating to the balance sheets of Ken Builders Supply, Inc. as of December 31, 2015 and 2014, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Fort Wright, Kentucky January 27, 2017